

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 8, 2007

Mail Stop 7010

By U.S. Mail and facsimile (515) 323-8559

Clay Hansen
Chairman of the Board and President
Prairie Creek Ethanol, LLC
415 N. Locust Street, PO Box 280
Goldfield, Iowa 50542

> **Re:** **Prairie Creek Ethanol, LLC**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed July 25, 2007**
> **File No. 333-141585**

Dear Mr. Hansen:

We have reviewed your amended filing and responses to our comments of May 1, and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Subscription Procedures, page 1

1. We note your statement that "the Company's membership units will be issued and sold, if at all, only after a subscriber's note has been fully funded" in response to comment 2 of our letter dated June 22, 2007. Please revise throughout your prospectus to clarify that you may call the promissory notes' outstanding balances after you have subscriptions for the minimum aggregate offering amount, rather than after you "sell" such amount.

2. It also remains unclear to us the extent to which outstanding units may secure payment of subscriptions for additional units. Please revise to clarify the effect the security agreement would have in the event of a default on the promissory note.

Federal Income Tax Consequences of Owning Our Units, page 76

3. We note that you have obtained a short form tax opinion, which has been filed as Exhibit 8.1 to your registration statement. Accordingly, the disclosure in this

section must be the opinion of counsel with respect to all material tax consequences and not merely a summary or description of the opinion as to the material tax consequences of the proposed offering. Please revise these references accordingly, for instance in the first paragraph on page 76 and in the fourth paragraph of the exhibit filing, and to clearly identify those portions of the discussion that constitute the opinion of counsel.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Valerie D. Bandstra
        Brown Winick, PLC
        666 Grand Avenue, Suite 2000
        Des Moines, Iowa 50309-2510